Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated September 22, 2021

Registration Nos. 333-229103, 333-229103-01 and 333-229103-02

MPT Operating Partnership, L.P.

MPT Finance Corporation

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus Supplement”). The information in this Supplement supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Issuers:	MPT Operating Partnership, L.P. (the “Operating Partnership”) and MPT Finance Corporation (together with the Operating Partnership, the “Issuers”)

Guarantee:	Guaranteed by the Issuers’ parent company, Medical Properties Trust, Inc. (the “Guarantor”)

Distribution:	SEC Registered (Registration Nos. 333-229103, 333-229103-01 and 333-229103-02)

Anticipated Listing:	Application will be made for the Notes to be admitted to the Official List of the Irish Stock Exchange plc, branding as Euronext Dublin, and traded on its Global Exchange Market.

Trade Date:	September 22, 2021

Settlement:	T+10 on October 6, 2021

Use of Proceeds:	As set forth in the Preliminary Prospectus Supplement

Denominations/Multiple:	€100,000 and integral multiples of €1,000 in excess thereof

Aggregate Principal Amount:	€500,000,000

Title of Securities:	0.993% Senior Notes due 2026 (the “Notes”)

Final Maturity Date:	October 15, 2026

Public Offering Price:	100.000%

Coupon:	0.993%

Yield to Maturity:	0.993%

Mid-Swap Yield	-0.257%

Spread to Mid-Swap Yield	+125 bps

Benchmark Government Security:	0.500% DBR due August 2026

Benchmark Government Yield:	-0.657%

Spread to Benchmark Government Security:	+165.0 bps

Interest Payment Date:	October 15

Record Date:	The business day immediately preceding the Interest Payment Date

First Interest Payment Date:	October 15, 2022

Gross Proceeds to Issuers:	€500,000,000

Net Proceeds to Issuers Before Expenses:	€497,500,000

Optional Redemption:

At any time, the Notes may be redeemed, in whole or in part. If the Notes are redeemed prior to 30 days before maturity, the redemption price will be equal to 100% of their principal amount, plus a make-whole premium (DBR + 25 bps), plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

Within the period beginning on or after 30 days before maturity, the Notes may be redeemed, in whole or in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

Change of Control:	Putable to the Issuers at 101% of principal, plus accrued and unpaid interest, if any, thereon to, but excluding, the change of control purchase date.

Common Code:	239084931

ISIN Number:	XS2390849318

Joint Book-Running Managers:

Barclays Bank PLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities plc

Merrill Lynch International

KeyBanc Capital Markets Inc.

BNP Paribas

Crédit Agricole Corporate and Investment Bank

Credit Suisse International

Mizuho International plc

MUFG Securities EMEA plc

RBC Europe Limited

Scotiabank Europe plc

Stifel Nicolaus Europe Limited

Truist Securities, Inc.

Wells Fargo Securities International Limited

UK MiFIR professionals/ECPs only / No EEA/UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA/UK PRIIPs regulation key information document (KID) has been prepared as the notes are not available to retail investors in the EEA or the United Kingdom.

It is expected that delivery of the Notes will be made to investors on or about October 6, 2021, which will be the tenth business day following the date of pricing of the Notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes will initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before their date of delivery should consult their own advisors.

The Issuers have filed a registration statement (including the Preliminary Prospectus Supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement in that registration statement and other documents MPT Operating Partnership, L.P. and Medical Properties Trust, Inc. have filed with the SEC that are incorporated by reference in the Preliminary Prospectus Supplement for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, copies may be obtained from, Barclays Bank PLC at +1 (888) 603-5847, Goldman Sachs & Co. LLC at Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: +1 (866) 471-2526, facsimile: +1 (212) 902-9316 or by emailing Prospectus-ny@ny.email.gs.com, J.P. Morgan Securities plc at +1 (212) 834-4533 or Merrill Lynch International at +1 (800) 294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.